

NORTHERN ORION
RESOURCES INC

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

July 8, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 205


03024445

Attention: Mary Cascio

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL - 9 2003
WASH. D.C. 188 SECTION

Dear Sirs/Mesdames:

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

Please note that effective June 16, 2003, the Company changed its name from Northern Orion Explorations Ltd. to **Northern Orion Resources Inc.** We enclose a copy of the applicable Certificate of Name Change for your records.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

dlw 7/11

Encl.

United States SEC filing
July 8, 2003

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with Securities Commissions

1. Material Change Report – dated June 2, 2003
2. Form 45-102F2 – dated June 9, 2003
3. Early Warning Report – dated June 10, 2003 (filed by Institutional Investor)
4. Form 45-102F – dated June 18, 2003
5. Material Change Report – dated June 18, 2003
6. Form 45-102F2 – dated June 26, 2003
7. Material Change Report – dated June 26, 2003
8. Form 45-102F2 – dated June 16, 2003

B. Press Releases

1. Northern Orion Shareholders Overwhelmingly Approve Alumbrera Financing and Share Restructuring – dated June 18, 2003
2. Northern Orion Announces Closing of Alumbrera Acquisition – dated June 24, 2003


BRITISH
COLUMBIA

NUMBER: 308457

CERTIFICATE
OF
CHANGE OF NAME

COMPANY ACT

I Hereby Certify that

NORTHERN ORION EXPLORATIONS LTD. IN ITS ENGLISH FORM AND EXPLORATIONS NORTHERN ORION LTEE. IN ITS FRENCH FORM

has this day changed its name to

NORTHERN ORION RESOURCES INC.

Issued under my hand at Victoria, British Columbia on June 16, 2003



JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

May 29, 2003

Item 3. **Press Release**

May 29, 2003

Item 4. **Summary of Material Change**

Northern Orion announces closing of its Special Warrant financing and various business items to be transacted at the Company's upcoming Annual and Extraordinary General Meeting.

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 2, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

News release via Canada NewsWire, Vancouver 604-669-7764

Attention Business Editors:
Northern Orion announces closing of special warrant financing

/NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Northern Orion Explorations Ltd.
TSX: NNO

VANCOUVER, May 29 /CNW/ - Northern Orion (the "Corporation" or "NNO") is pleased to announce that it has closed its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (the "Underwriters").

The Corporation raised aggregate proceeds of approximately US$70.5 million from the sale of 732,751,754 special warrants, of which 47,820,247 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters. The special warrants were sold at a price of Cdn.$0.13 per special warrant. The balance of the over-allotment option may be exercised by the underwriters to acquire up to a further 110,240,870 special warrants for a period of 30 days following the closing.

Each special warrant is exercisable for one common share and one-half of one common share purchase warrant of the Corporation, without payment of additional consideration. Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.20 until May 29, 2008.

Proceeds of the private placement will be used to fund NNO's equity portion of the purchase, with Wheaton River Minerals Ltd., of a 25% interest in the Bajo de la Alumbrera copper-gold mine in Argentina from Rio Algom Limited, a wholly owned subsidiary of BHP Billiton, for US$180 million. The gross proceeds of the private placement are being held in escrow pending the completion of the acquisition, which is expected to occur in late June, and the satisfaction of certain other release conditions.

Annual and Extraordinary General Meeting

The Corporation's annual and extraordinary general meeting of shareholders of the Corporation will be held on June 16, 2003. At that meeting, special resolutions will be proposed to consolidate the Corporation's common share capital on a ten (10) old for one (1) new basis, to change the Corporation's name to "Northern Orion Resources Inc." and to increase its authorized common share capital to 700 million common shares on a post-consolidated basis. The Corporation proposes this consolidation to facilitate the previously announced special warrant financings and any future financings. There are presently approximately 229 million common shares issued and outstanding in the capital of the Corporation and following the proposed share consolidation (without taking into account the shares issuable pursuant to the special warrant financing), there will be approximately 22.9 million common shares issued and outstanding. The changes of name and capital are subject to shareholder approval and acceptance for filing by the Toronto Stock Exchange (the "TSX").

In accordance with the policies of the TSX, member approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Corporation's stock option plan.

"David Cohen"

David Cohen, President and CEO

This press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

%SEDAR: 00003142E

/For further information: INVESTOR RELATIONS - Vanguard Shareholder Solutions Inc., Tel: (604) 608-0824, 1 866 608-9970, Email: ir(at)vanguardsolutions.ca/

(NNO.)

CO: Northern Orion Explorations Ltd.

CNW 11:21e 29-MAY-03

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 29, 2003** of **732,751,754** Special Warrants exercisable to acquire **732,751,754** common shares and **366,375,877** share purchase warrants of the Company, **Northern Orion Explorations Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **9th** day of **June**, **2003**.

NORTHERN ORION EXPLORATIONS

By: "Shannon Ross"
Shannon Ross, Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

NORTHERN ORION EXPLORATIONS LTD.

**EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
SECTION 92 OF THE SECURITIES ACT (MANITOBA)
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)**

(a) The name and address of the eligible institutional investor.

Dynamic Mutual Fund Ltd. ("Dynamic")
Scotia Plaza, 40 King Street West
Suite 5500
Toronto, Ontario M5H 4A9

(b) The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor' s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Not applicable as this is an initial report.

(c) The designation and number or principal amount of securities and the eligible institutional investor' s securityholding percentage in the class of securities at the end of the month for which the report is made.

Managed accounts under the management of Dynamic hold 31,800,000 special warrants of Northern Orion Explorations Ltd. ("Northern") which represents an approximate 19.51% interest of the class on a partially diluted basis as of May 31, 2003.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and**

Not applicable.

(iii) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Dynamic exercises control or direction over special warrants of Northern, representing an approximate 19.51% interest of the class on a partially diluted basis.

(e) **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The securities of Northern acquired by Dynamic on behalf of certain of its managed accounts are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(g) **The names of any joint actors in connection with the disclosure required by this Form.**

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.

Not applicable.

(i) Dynamic Mutual Funds Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

DATED this 10th day of June, 2003.

DYNAMIC MUTUAL FUNDS LTD.

Per: *"Rohit Sehgal"*
Name: Rohit Sehgal
Title: Vice President & Chief Investment Strategist

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **June 12, 2003** of **35,732,116** Special Warrants exercisable to acquire **35,732,116** common shares and **17,866,058** share purchase warrants of the Company, **Northern Orion Explorations Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **18th** day of **June**, **2003**.

NORTHERN ORION EXPLORATIONS

By: "Shannon Ross"
Shannon Ross, Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

June 16, 2003

Item 3. **Press Release**

June 18, 2003

Item 4. **Summary of Material Change**

Shareholders Overwhelmingly Approve Alumbrera Financing and Share Restructuring.

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 18, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



NORTHERN ORION
EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, June 18th, 2003 **NEWS RELEASE** NNO – TSE

Northern Orion Shareholders Overwhelmingly Approve Alumbrera Financing and Share Restructuring

At the Annual and Extraordinary meeting of the shareholders of Northern Orion Explorations Ltd. (the "Company") held in Vancouver , B.C. on Monday June 16th, 2003, shareholders voted overwhelmingly in favour of all resolutions, including approving the Company's special warrant financing for the purchase of a 12.5% shareholding in the Bajo de la Alumbrera Mine in Argentina.

Shareholders also approved special resolutions consolidating the Company's common shares on a ten for one basis, increasing the number of common shares authorized to 700,000,000 post consolidation and changing the Company's name to Northern Orion Resources Inc. The resolutions will be made effective on filing with the British Columbia Registrar of Companies and it is anticipated that the shares will trade on a consolidated basis as soon as the necessary arrangements have been concluded with the Toronto Stock Exchange.

Incumbent directors John Burns, David Cohen, Robert Cross, Terry O'Kane and Stephen Wilkinson were re-elected at the meeting. Deloitte and Touche, LLP were appointed as the company's auditors in conjunction with their role in the Alumbrera transaction. Shareholders also approved resolutions ratifying the grant of certain incentive stock options and an amendment to the Company's Stock Option Plan to increase that maximum aggregate number of common shares available under that plan to 10% of the issued share capital, including the common shares underlying the special warrants to be issued in the Alumbrera financing.

A total of 107,113,054 common shares were represented at the meeting, constituting 46.86% of all shares issued and outstanding. Resolutions passed at the meeting were supported by large majorities, ranging from 96% to 97%.

"Our shareholders have clearly demonstrated their support for the progress that Northern Orion has made over the last year. Northern Orion has successfully moved from an exploration company into a cash flow positive position with one of the lowest cost copper and gold producers in the world. We are excited about the additional potential to unlock value within the company as we continue to move forward." commented David Cohen, President and CEO of the Company after the meeting.

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Explorations Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **June 20, 2003** of **41,919,231** Special Warrants exercisable to acquire **35,732,116** common shares and **20,959,615** share purchase warrants of the Company, **Northern Orion Explorations Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **26th** day of **June**, **2003**.

NORTHERN ORION EXPLORATIONS

By: "Shannon Ross"
Shannon Ross, Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

June 20, 2003

Item 3. **Press Release**

June 24, 2003

Item 4. **Summary of Material Change**

Northern Orion Announces Closing of Alumbrera Acquisition

Item 5. **Full Description of Material Change**

See attached press releases

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

June 26, 2003
Date

"Shannon M. Ross" (signed)
Signature

Shannon M. Ross
Name

Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



NORTHERN ORION

RESOURCES INC.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, June 24th, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION ANNOUNCES CLOSING OF ALUMBRERA ACQUISITION

Completion of Alumbrera Acquisition

Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd., "Northern Orion") is pleased to announce that it has completed the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for a purchase price of US$90 million. Rio Algom agreed to defer payment of up to US$30 million of the purchase price for two years, with US$25 million of such deferred amount bearing interest at LIBOR + 2%, and the balance bearing interest at LIBOR + 5%.

"The closing of this acquisition should provide Northern Orion with substantial high quality cash flow." commented David Cohen, president and chief executive officer of Northern Orion. "We will be continuing our evaluation of the most appropriate development of our adjacent Agua Rica deposit, with the objective of securing Northern Orion a significant cash flow stream over the next 25 years."

Located just 34 kilometres from Northern Orion's Agua Rica copper gold deposit, Alumbrera is a world-class mine operated by MIM Holdings Limited of Australia. It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30, 2002, at a net cash cost of 21 cents per pound (net of gold credits). Alumbrera is projected to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of under 21 cents per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 368 million tonnes containing 4.1 billion pounds of copper and 6.9 million ounces of gold. Northern Orion's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of under 21 cents per pound of copper. The reserves have been estimated in accordance with CIM 2000 by independent qualified persons.

The acquisition of its interest in Alumbrera moves Northern Orion directly into the mid-tier copper production ranks. With its low operating costs and mature operation, Alumbrera should provide cash flow from Alumbrera over the next 10 years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

Northern Orion and BHP Billiton have filed a consultative opinion seeking a ruling from the Competition Defense Commission (the "CDC") in Argentina that notification for anti-trust approval by the CDC is not required. The CDC is the regulatory body in Argentina that monitors transactions that may attract anti-trust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations. Northern Orion has

obtained advice from its Argentina counsel that the Alumbrera Acquisition is unlikely to be subject to Argentina's anti-trust laws.

Completion of Special Warrant Financing

Northern Orion is also pleased to announce that it has completed the second and third tranches of its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. Endeavour Financial and Griffiths McBurney & Partners acted as financial advisers to Northern Orion in connection with the Alumbrera Acquisition and the Special Warrant Financing.

Northern Orion raised aggregate proceeds of approximately US$77.8 million from the sale of 809,403,101 special warrants, of which 124,471,594 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters. The special warrants were sold at a price of Cdn.$0.13 per special warrant. After giving effect to Northern Orion's 10 old for 1 new share consolidation which took effect on the TSX on June 24, 2003, each ten special warrants entitle the holder to acquire one common share and one-half of one common share purchase warrant of Northern Orion without payment of additional consideration. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008. In conjunction with its share consolidation, Northern Orion changed its name to "Northern Orion Resources Inc." but will continue to trade under the symbol "NNO".

US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the Alumbrera acquisition. The balance of the proceeds are being used to pay costs relating to the financing and acquisition, and to provide Northern Orion with working capital.

"David Cohen"
David Cohen, President and CEO

-30-

All such securities have been sold and this press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. Some of the above statements are forward looking and may involve risks and uncertainties, including without limitation, exploration, development and operating risks, insurance and uninsured risks, environmental risks, uncertainties regarding estimates, commodity prices, risks related to permitting, infrastructure, business interruptions and foreign operations. Additional information on these and other potential factors that could affect Northern Orion's financial results will be detailed in the prospectus to be filed and in other documents filed from time to time on SEDAR.

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (866) 608-9970
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Northern Orion Resources Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **June 16, 2003** of **6,940,000 options** of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this **16th** day of **June, 2003**.

NORTHERN ORION RESOURCES INC.

"David Cohen"

By: ______________________________
David Cohen, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

B. Press Releases

1. Northern Orion Shareholders Overwhelmingly Approve Alumbrera Financing and Share Restructuring – dated June 18, 2003
2. Northern Orion Announces Closing of Alumbrera Acquisition – dated June 24, 2003



NORTHERN ORION
EXPLORATIONS LTD.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, June 18th, 2003 **NEWS RELEASE** NNO – TSE

Northern Orion Shareholders Overwhelmingly Approve Alumbrera Financing and Share Restructuring

At the Annual and Extraordinary meeting of the shareholders of Northern Orion Explorations Ltd. (the "Company") held in Vancouver , B.C. on Monday June 16th, 2003, shareholders voted overwhelmingly in favour of all resolutions, including approving the Company's special warrant financing for the purchase of a 12.5% shareholding in the Bajo de la Alumbrera Mine in Argentina.

Shareholders also approved special resolutions consolidating the Company's common shares on a ten for one basis, increasing the number of common shares authorized to 700,000,000 post consolidation and changing the Company's name to Northern Orion Resources Inc. The resolutions will be made effective on filing with the British Columbia Registrar of Companies and it is anticipated that the shares will trade on a consolidated basis as soon as the necessary arrangements have been concluded with the Toronto Stock Exchange.

Incumbent directors John Burns, David Cohen, Robert Cross, Terry O'Kane and Stephen Wilkinson were re-elected at the meeting. Deloitte and Touche, LLP were appointed as the company's auditors in conjunction with their role in the Alumbrera transaction. Shareholders also approved resolutions ratifying the grant of certain incentive stock options and an amendment to the Company's Stock Option Plan to increase that maximum aggregate number of common shares available under that plan to 10% of the issued share capital, including the common shares underlying the special warrants to be issued in the Alumbrera financing.

A total of 107,113,054 common shares were represented at the meeting, constituting 46.86% of all shares issued and outstanding. Resolutions passed at the meeting were supported by large majorities, ranging from 96% to 97%.

"Our shareholders have clearly demonstrated their support for the progress that Northern Orion has made over the last year. Northern Orion has successfully moved from an exploration company into a cash flow positive position with one of the lowest cost copper and gold producers in the world. We are excited about the additional potential to unlock value within the company as we continue to move forward." commented David Cohen, President and CEO of the Company after the meeting.

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For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com



NORTHERN ORION
RESOURCES INC.

Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, June 24th, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION ANNOUNCES CLOSING OF ALUMBRERA ACQUISITION

Completion of Alumbrera Acquisition

Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd., "Northern Orion") is pleased to announce that it has completed the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for a purchase price of US$90 million. Rio Algom agreed to defer payment of up to US$30 million of the purchase price for two years, with US$25 million of such deferred amount bearing interest at LIBOR + 2%, and the balance bearing interest at LIBOR + 5%.

"The closing of this acquisition should provide Northern Orion with substantial high quality cash flow." commented David Cohen, president and chief executive officer of Northern Orion. "We will be continuing our evaluation of the most appropriate development of our adjacent Agua Rica deposit, with the objective of securing Northern Orion a significant cash flow stream over the next 25 years."

Located just 34 kilometres from Northern Orion's Agua Rica copper gold deposit, Alumbrera is a world-class mine operated by MIM Holdings Limited of Australia. It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30, 2002, at a net cash cost of 21 cents per pound (net of gold credits). Alumbrera is projected to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of under 21 cents per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 368 million tonnes containing 4.1 billion pounds of copper and 6.9 million ounces of gold. Northern Orion's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of under 21 cents per pound of copper. The reserves have been estimated in accordance with CIM 2000 by independent qualified persons.

The acquisition of its interest in Alumbrera moves Northern Orion directly into the mid-tier copper production ranks. With its low operating costs and mature operation, Alumbrera should provide cash flow from Alumbrera over the next 10 years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

Northern Orion and BHP Billiton have filed a consultative opinion seeking a ruling from the Competition Defense Commission (the "CDC") in Argentina that notification for anti-trust approval by the CDC is not required. The CDC is the regulatory body in Argentina that monitors transactions that may attract anti-trust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations. Northern Orion has

obtained advice from its Argentina counsel that the Alumbrera Acquisition is unlikely to be subject to Argentina's anti-trust laws.

Completion of Special Warrant Financing

Northern Orion is also pleased to announce that it has completed the second and third tranches of its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. Endeavour Financial and Griffiths McBurney & Partners acted as financial advisers to Northern Orion in connection with the Alumbrera Acquisition and the Special Warrant Financing.

Northern Orion raised aggregate proceeds of approximately US$77.8 million from the sale of 809,403,101 special warrants, of which 124,471,594 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters. The special warrants were sold at a price of Cdn.$0.13 per special warrant. After giving effect to Northern Orion's 10 old for 1 new share consolidation which took effect on the TSX on June 24, 2003, each ten special warrants entitle the holder to acquire one common share and one-half of one common share purchase warrant of Northern Orion without payment of additional consideration. Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008. In conjunction with its share consolidation, Northern Orion changed its name to "Northern Orion Resources Inc." but will continue to trade under the symbol "NNO".

US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the Alumbrera acquisition. The balance of the proceeds are being used to pay costs relating to the financing and acquisition, and to provide Northern Orion with working capital.

"David Cohen"
David Cohen, President and CEO

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All such securities have been sold and this press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. Some of the above statements are forward looking and may involve risks and uncertainties, including without limitation, exploration, development and operating risks, insurance and uninsured risks, environmental risks, uncertainties regarding estimates, commodity prices, risks related to permitting, infrastructure, business interruptions and foreign operations. Additional information on these and other potential factors that could affect Northern Orion's financial results will be detailed in the prospectus to be filed and in other documents filed from time to time on SEDAR.

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: (866) 608-9970
Email: ir@vanguardsolutions.ca

David Cohen, President and CEO
info@northernorion.com